UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CELANESE AG

(Name of Subject Company)

CELANESE CORPORATION

(Translation of Subject Company’s name into English)

CELANESE AG

(Name of Person Filing Statement)

Ordinary Shares, No Par Value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Julie K. Chapin, Esq.

Vice President and Secretary
Celanese Americas Corporation
86 Morris Avenue
Summit, NJ 07901
(908) 522-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

W. Jeffrey Lawrence
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.     Subject Company Information

      The information contained in Section II.1(a) of the Reasoned Opinion of the Board of Management of Celanese AG attached as Exhibit (a)(1) is incorporated herein by reference.

Item 2.     Identity and Background of Filing Person

      The filing person is the subject company, Celanese AG. The business address and telephone number of the filing person are set forth in Section II.1(a) of the Reasoned Opinion of the Board of Management of Celanese AG attached as Exhibit (a)(1) and incorporated herein by reference.

      The information contained in Section II.2 and Section II.3 of the Reasoned Opinion of the Board of Management of Celanese AG attached as Exhibit (a)(1) and the information contained in Section II of the Reasoned Opinion of the Supervisory Board of Celanese AG attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements

      The information contained in Section III of the Reasoned Opinion of the Board of Management of Celanese AG attached as Exhibit (a)(1) and the information contained in Section V.2 and 3(c), Section VI and Section VII of the Reasoned Opinion of the Supervisory Board of Celanese AG attached as Exhibit (a)(2) is incorporated herein by reference.

Item 4.     The Solicitation or Recommendation

      The information contained in Section XI and Section XII of the Reasoned Opinion of the Board of Management of Celanese AG attached as Exhibit (a)(1) is incorporated herein by reference as the recommendation of Celanese AG and the information contained in Section I.5, Section III, Section IV, Section V, Section VIII and Section IX of the Reasoned Opinion of the Supervisory Board of Celanese AG attached as Exhibit (a)(2) is also incorporated herein by reference.

Item 5.     Persons/ Assets Retained, Employed, Compensated or Used

      The information contained in Section IV of the Reasoned Opinion of the Board of Management of Celanese AG attached as Exhibit (a)(1) and the information contained in Section I.7 of the Reasoned Opinion of the Supervisory Board of Celanese AG attached as Exhibit (a)(2) is incorporated herein by reference.

Item 6.     Interest in Securities of the Subject Company

      The information contained in Section X of the Reasoned Opinion of the Board of Management of Celanese AG attached as Exhibit (a)(1) and the information contained in Section I.8 of the Reasoned Opinion of the Supervisory Board of Celanese AG attached as Exhibit (a)(2) is incorporated herein by reference.

Item 7.     Purposes of the Transaction and Plans or Proposals

      The information contained in Section V of the Reasoned Opinion of the Board of Management of Celanese AG attached as Exhibit (a)(1) is incorporated herein by reference.

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Item 8.     Additional Information

      None

Item 9.     Exhibits

      The following Exhibits are filed herewith:

Exhibit
No.	Description

(a)(1)*	Reasoned Opinion of the Board of Management of Celanese AG, dated February 6, 2004.
(a)(2)*	Reasoned Opinion of the Supervisory Board of Celanese AG, dated February 9, 2004.
(a)(3)*	Letter from Claudio Sonder and Dr. Günter Metz to the holders of ordinary shares of Celanese AG, dated February 10, 2004.
(a)(4)	Press Release of Celanese AG, dated February 10, 2004.
(a)(5)**	Opinion of Goldman Sachs & Co. delivered to the Board of Management of Celanese AG, dated February 3, 2004.
(a)(6)***	Opinion of JPMorgan delivered to the Supervisory Board of Celanese, dated February 5, 2004.
(a)(7)	Letter from Claudio Sonder to Celanese AG employees, dated February 10, 2004.
(a)(8)	Questions and Answers for Celanese AG employees posted on the Celanese AG intranet on February 10, 2004.
(e)(1)	Confidentiality Agreement among Celanese AG, Blackstone Management Partners III L.L.C. and General Electric Company, dated July 26, 2002.
(e)(2)	Confidentiality Agreement between Celanese AG and Kuwait Petroleum Corporation, dated August 28, 2002.
(e)(3)	Letter sent by Celanese AG (represented by the Board of Management) to The Blackstone Group L.P., dated December 14, 2003.
(e)(4)	Letter sent by Celanese AG (represented by the Board of Management) to Kuwait Petroleum Corporation, dated December 14, 2003.
(e)(5)	Letter Agreement between Kuwait Petroleum Corporation and Crystal Acquisition GmbH & Co. KG, dated December 15, 2003.
(e)(6)	Celanese AG 1999 Long Term Incentive Plan and Celanese 1999 Equity Participation Plan.
(e)(7)	Celanese AG 2000 Remuneration Plan for Members of the Supervisory Board (incorporated by reference to Exhibit 99.1 of the registration statement filed on Form S-8 by Celanese AG on May 10, 2000).
(e)(8)	Celanese AG 2000 Long Term Incentive Plan.
(e)(9)	Celanese AG 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 4.1 of the registration statement filed on Form S-8 by Celanese AG on July 8, 2002).
(e)(10)	Celanese AG 2003 Remuneration Plan for Members of the Supervisory Board.
(e)(11)	Service Agreement between Celanese AG and Andreas Pohlmann, dated as of October 22, 2002.
(e)(12)	Service Agreement between Celanese AG and Perry Premdas, dated as of October 22, 2002.
(e)(13)	Service Agreement between Celanese AG and Claudio Sonder, dated as of October 22, 2002.
(e)(14)	Service Agreement between Celanese AG and David Weidman, dated of October 22, 2002.
(e)(15)	Service Agreement between Celanese AG and Lyndon Cole, dated as of September 23, 2003.

*	Included with the Statement mailed to shareholders.

**	Included with the Statement mailed to shareholders as Exhibit 1 to the Reasoned Opinion of the Board of Management of Celanese AG.

***	Included with the Statement mailed to the shareholders as an attachment to the Reasoned Opinion of the Supervisory Board of Celanese AG.

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SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELANESE AG

By:	/s/ CLAUDIO SONDER

Name: Claudio Sonder
Title: Chairman of the Board of Management

By:	/s/ PERRY W. PREMDAS

Name: Perry W. Premdas
Title: Member of the Board of Management and Chief Financial Officer

Dated: February 10, 2004

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EXHIBIT INDEX

No.	Description

(a)(1)	Reasoned Opinion of the Board of Management of Celanese AG, dated February 6, 2004.
(a)(2)	Reasoned Opinion of the Supervisory Board of Celanese AG, dated February 9, 2004.
(a)(3)	Letter from Claudio Sonder and Dr. Günter Metz to the holders of ordinary shares of Celanese AG, dated February 10, 2004.
(a)(4)	Press Release of Celanese AG, dated February 10, 2004.
(a)(5)	Opinion of Goldman Sachs & Co. delivered to the Board of Management of Celanese AG, dated February 3, 2004.
(a)(6)	Opinion of JPMorgan delivered to the Supervisory Board of Celanese, dated February 5, 2004.
(a)(7)	Letter from Claudio Sonder to Celanese AG employees, dated February 10, 2004.
(a)(8)	Questions and Answers for Celanese AG employees posted on the Celanese AG intranet on February 10, 2004.
(e)(1)	Confidentiality Agreement among Celanese AG, Blackstone Management Partners III L.L.C. and General Electric Company, dated July 26, 2002.
(e)(2)	Confidentiality Agreement between Celanese AG and Kuwait Petroleum Corporation, dated August 28, 2002.
(e)(3)	Letter sent by Celanese AG (represented by the Board of Management) to The Blackstone Group L.P., dated December 14, 2003.
(e)(4)	Letter sent by Celanese AG (represented by the Board of Management) to Kuwait Petroleum Corporation, dated December 14, 2003.
(e)(5)	Letter Agreement between Kuwait Petroleum Corporation and Crystal Acquisition GmbH & Co. KG, dated December 15, 2003.
(e)(6)	Celanese AG 1999 Long Term Incentive Plan and Celanese 1999 Equity Participation Plan.
(e)(7)	Celanese AG 2000 Remuneration Plan for Members of the Supervisory Board (incorporated by reference to Exhibit 99.1 of the registration statement filed on Form S-8 by Celanese AG on May 10, 2000).
(e)(8)	Celanese AG 2000 Long Term Incentive Plan.
(e)(9)	Celanese AG 2002 Long Term Incentive Plan (incorporated by reference to Exhibit 4.1 of the registration statement filed on Form S-8 by Celanese AG on July 8, 2002).
(e)(10)	Celanese AG 2003 Remuneration Plan for Members of the Supervisory Board.
(e)(11)	Service Agreement between Celanese AG and Andreas Pohlmann, dated as of October 22, 2002.
(e)(12)	Service Agreement between Celanese AG and Perry Premdas, dated as of October 22, 2002.
(e)(13)	Service Agreement between Celanese AG and Claudio Sonder, dated as of October 22, 2002.
(e)(14)	Service Agreement between Celanese AG and David Weidman, dated of October 22, 2002.
(e)(15)	Service Agreement between Celanese AG and Lyndon Cole, dated as of September 23, 2003.